Exhibit 12.1

ComEd Company

Ratio of Earnings to Combined Fixed Charges

						Three months Ended
	Years Ended December 31,					March 31,
	2011	2012	2013	2014	2015	2016
Pre-tax income from continuing operations before adjustment	$666	$618	$401	$676	$706	$192
Plus: Loss from equity investees	—	—	—	—	—	—
Less: Capitalized interest	(4)	(3)	(5)	(2)	(4)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest Fixed charges:	$662	$615	$396	$674	$702	$190
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	$330	$297	$575	$311	$331	$87
Interest component of rental expense (a)	6	6	5	5	4	1

Total fixed charges	$336	$303	$580	$316	$335	$88
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$998	$918	$976	$990	$1,037	$278
Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	3.0	1.7	3.1	3.1	3.2

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.